

Mail Stop 7010

May 4, 2009

Via U.S. mail and facsimile

Mr. Warren Zhao
Chief Executive Officer
Tri-Tech Holding Inc.
5D, Tower A, 2 Building Business Center Jinyuan Shidai
No. 2 East Road Landianchang, Haidian District
Beijing, People's Republic of China 100097

> **RE: Tri-Tech Holding Inc.**
> **Form S-1 filed April 3, 2009**
> **File No. 333-158393**

Dear Mr. Zhao:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>General</u>

1. Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. Upon review of such materials, we may have further comments.

2. Refer to footnote (1) of the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of the warrants. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. See Question 213.02 of the Division's Compliance and Disclosure Interpretations.

3. Supplementally advise us as to whether you qualify as a "foreign private issuer," as defined under Rule 405 of Regulation C and whether you are required to provide the undertaking required by Item 512(a)(4) of Regulation S-K.

4. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal opinion, escrow agreement, and other exhibits once they are filed.

5. Please explain the business reasons for using a multi-level business structure involving what appear to be two holding companies, Tri-Tech Holding Inc. and Tri-Tech International Investment Inc.

6. Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

7. Where you present figures in RMB, please provide a U.S. dollar equivalent.

8. Please disclose the source(s) for all the statistics, trends, and government spending plans discussed in your filing. If you funded or were otherwise affiliated with any of these sources, please disclose this. Otherwise, please confirm that these sources are widely available to the public.

9. We note that you have incomplete disclosures throughout the filing, including in your Capitalization and Dilution sections on pages 30 and 32. We may have further comments once the additional disclosures are provided.

Prospectus Summary, page 1

10. We note your disclosure in the third full paragraph on page 19, which states that "While [your] British Virgin Islands company, TTII, owns all of the shares of TTB, it also conducts some business in its own right rather than serving solely as a holding company." In your summary and business discussion, please elaborate on the other business activities in which TTII is engaged.

Pricing/Make-Good Redemption, page 7

11. Please provide us with more detailed information as to how you determined a valuation at a multiple of approximately 5.63 times your projected 2009 audited net after-tax income was appropriate. Please refer to the AICPA's Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

The Offering, page 8

12. Please discuss the basic terms of the warrants that you have agreed to issue to your underwriter as well as the potential dilutive effect on your post-IPO shareholders assuming all of the warrants are exercised at the earliest date permitted under the Warrant Agreement.

Risk Factors, page 10

13. Please revise your risk factors discussion by limiting each subheading and corresponding discussion to one risk. See Item 503(c) of Regulation S-K. Please make conforming revisions to the following risk factor: "The shareholders of Tranhold and Yanyu have potential conflicts of interest with us, which may adversely affect our business," page 16.

14. Your risk factor entitled "Our business benefits from certain government incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income," contains a lot of detail. Please revise to shorten and consider providing a cross reference to a more detailed discussion of the issues in another portion of your prospectus.

15. Please include a risk factor that addresses the consequences to your business, the resale price of your shares as well as this offering of the China Securities Regulation Commission, or other PRC regulatory agency, determining that approval is required prior to the listing and trading of your securities as a result of the New M&A Regulations discussed on page 57.

16. Please include a risk factor that addresses the possibility of you being classified as a Passive Foreign Investment Company.

Dividend Policy, page 29

17. Please delete the repetitive paragraph under this heading.

Capitalization, page 30

18. Once you have included all amounts to be presented in your capitalization tables, please ensure you clearly show how you are arriving at each pro forma adjusted and pro forma adjusted for IPO amount in the notes to your capitalization tables. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

Exchange Rate Information, page 31

19. Please clarify your disclosure that your functional currency is the RMB. In this regard, we note your disclosures elsewhere in the filing that the functional currency of your PRC subsidiary and VIEs is the RMB, while your functional currency is the United States dollar.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

20. Please expand MD&A to provide a discussion of recent economic events and their current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

21. Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis. In doing so, please also disclose whether you are dependent upon the offering proceeds or not. Please also disclose if you expect any alternative sources of funding to be available in the future. Your discussion should address that you had net cash used in operating activities during the year ended December 31, 2008. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. Refer to Items 303(a)(1) and (2) of Regulation S-K.

22. Please discuss in your liquidity section the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors

necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Critical Accounting Policies, page 37

Revenue Recognition, page 37

23. You disclose that you recognize claims for additional contract costs in accordance with paragraphs 62 and 65 of SOP 81-1. Please clarify to disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

Accounts Receivable, page 38

24. Based on your balance sheets and footnote 3, it appears you have recorded an allowance for doubtful accounts of $62,286 and $39,351 as of December 31, 2008 and 2007. As such, please revise your disclosure on page 39 that you "have determined that an allowance was not required at the balance sheet dates."

Results of Operations, page 41

25. Please discuss the business reasons for the changes between periods in revenues, gross profit and income before income taxes of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

26. You disclose on page 42 that cash used in operations during the year ended December 31, 2008 was $217 thousand. Based on your statement of cash flows, it appears that cash used in operations was actually $396 thousand. Please advise or revise accordingly.

Our Business, page 46

27. Please discuss your sources and availability of raw materials and disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Lines of Service, page 50

28. Please disclose the percentage of your revenues that are derived from each of your segments.

Representative Projects, page 52

29. In order to provide context for the listed projects, please disclose the revenue generated from each of the projects cataloged as well as the developmental state of each project.

Competition, page 53

30. Please discuss your competitive position in your industry and the methods of competition. Please provide significantly more detail in this regard. For instance, when discussing your competitors, provide a specific basis for each of the bulleted competitive strengths that you state differentiate you from your competitors. See Item 101(h)(4)(iv) of Regulation S-K.

Proprietary Rights, page 54

31. We note your reliance on intellectual property rights and your statement that Chinese laws may not protect these rights as fully as in the United States. Please discuss the differences in these laws and the threat, if any, that they pose to your business.

32. Please disclose the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

Employees, page 55

33. Please disclose how many persons you employ on a full-time basis. See Item 101(h)(4)(xii) of Regulation S-K.

Regulation, page 56

34. We note that Yanyu and Tranhold are engaged in an "encouraged industry," under the Foreign Investment Industrial Guidance Catalogue. Please discuss the material effects on your business of being an "encouraged industry" and whether and how Yanyu's and Tranhold's industry statuses may change. See Item 101(h)(4)(ix) of Regulation S-K.

New M&A Regulations and Overseas Listings, page 57

35. Please define all terms in your registration statement before you abbreviate them with initials, including, for example, CSRC (page 57) and MII (page 58).

36. We note that your PRC counsel, Beijing Kang Da Law Firm rendered an opinion discussed in this section. Please file the opinion of this counsel as an exhibit 99 to your next amended registration statement.

Software and Systems Integration Industries, page 58

37. We note from the last paragraph on page 58 that a software product cannot be sold in China without completing the registration process administered by MII and, from the third paragraph on page 59, that you are still in the process of obtaining some of the certificates, permits or licenses necessary for conducting your business. Please disclose the approval status for each of the products that you are required to register with MII and, for any product not yet registered, the anticipated timeframe for completing the process.

Tax – Income Tax, page 59

38. We note from the last paragraph on page 59 and elsewhere that an entity benefits from preferential tax treatment by PRC so long as they meet the definition of "qualifying high-technology enterprises." Please disclose the definition of a "qualifying high-technology enterprise." In addition, please state clearly whether TTB, Tranhold, and Yanyu currently meet this definition and what treatment each of them currently receives.

Executive Compensation, page 63

39. Please discuss the material terms of your principle executive officer's employment agreement, whether or not reduced to writing. See Item 402(o)(1) of Regulation S-K. We note your disclosure on page 66 under the heading entitled "Employment Agreements"; however, please expand this discussion and move it to immediately follow your summary compensation table on page 63.

Director Compensation, page 65

40. We note your disclosure that "All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified." However, this appears inconsistent with your disclosure in footnotes 4, 5, and 6 to the table on page 62, among other places, which represents that you have a classified board structure.

Related Party Transactions, page 67

Prior Related Party Transactions, page 67

41. We note that in 2006 TTII borrowed $102,625 from a shareholder of Tranhold and that Tranhold repaid a portion to the shareholder in 2008 and plans to repay the remaining portion in 2009. Please discuss the nature and extent of the arrangement between TTII and Tranhold pursuant to which the latter paid and will pay the former's debts. Please also reconcile this disclosure with that provided on page F-20 under footnote 12, which states that TTII, rather than Tranhold, has and will make these debt payments.

Principal Shareholders, page 68

42. Please provide the disclosure required by Item 201(b) of Regulation S-K.

Description of Share Capital, page 69

Limitations on Transfer of Shares, page 69

43. Please elaborate on your disclosure that your directors have the right to decline to register any transfer of shares. For example, what are the practical effects of a share transfer not being registered?

Differences in Corporate Law, page 70

Indemnification of directors and executive officers and limitation of liability, page 72

44. We note your disclosure on the top of page 73 that your "memorandum and articles of association permit indemnification of officers and directors…unless such losses or damages arise from dishonesty, fraud, gross negligence or willful default of such directors or officers." However, this disclosure appears inconsistent with that provided on page II-1 under the heading "Item 14. Indemnification of Directors and Officers" and with Article 118 of your Articles of Association. Therefore, please revise your disclosure accordingly.

Changes in Capital, page 69

45. Please define "ordinary resolution" and "special resolution," clarifying whether they are actions taken by your board of director or shareholders. In addition, disclose any applicable voting, quorum, notice and other related requirements that must be satisfied to pass each form of resolution. NTR – these questions are answered in their articles of association; however, I believe they should expand their disclosure in the registration statement itself.

Enforceability of Civil Liabilities, page 80

46. Please disclose whether your Memorandum of Association contains provisions for the requiring that disputes, including those arising under the laws of the United States, between you, your officers and directors and shareholders, be arbitrated.

Placement, page 81

47. Please clarify that investors' checks should be made payable to the Escrow Agent.

48. Please clarify your statement that the placement agreement is subject to the condition that there shall not have occurred a suspension or material limitation of trading in securities generally on the New York Stock Exchange.

Financial Statements

General

49. Page i indicates that a stock split will occur before the completion of this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

50. You disclose on page 42 that you include depreciation in general and administrative expenses. If you do not allocate a portion of your depreciation and amortization to cost of revenues, please revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of revenues title and removing the gross profit subtotal throughout the filing.

51. It appears that you have restricted cash based on your disclosure on pages F-13 and F-19. Please disclose in your footnotes the amount of restricted cash you have, the nature of the restrictions, including the length of time the cash is restricted, and tell us what consideration you gave to presenting restricted cash as a non-current asset on the face of your balance sheets. Please refer to paragraphs 7-10 of SFAS 95.

52. Please expand the notes to your financial statements to address the disclosure requirements set forth in paragraphs C4 and C5 of FSP FAS 140-4 and FIN 46(R)-8.

53. Please disclose in the notes to your financial statements the nature of the agreements with Tranhold and Yanyu, including their contractually-obligated payments to TTB. In addition, disclose your reliance on dividends paid by TTB for your cash needs and disclose any restrictions that may apply to these agreements.

54. Each of the founders have agreed to place on a pro rated basis the number of ordinary shares into escrow that is equal to 25% of the maximum number of shares to be sold in this offering, as disclosed on pages 7, 24 and 67. Please tell us how you will account for the return of these shares to the founders. Please also tell us and disclose how this has been reflected in your financial statements and other financial information throughout the filing. Please separately address whether this impacts your EPS computations in any historical and/or future period and tell us your basis in GAAP for the conclusions reached.

Note 1 – Background, page F-6

Reorganization and Acquisition, page F-6

55. You disclose on page F-7 that the fair value of assets and liabilities of Yanyu was based on the appraisal conducted by a qualified independent appraiser. Please tell us the nature and extent of the independent appraiser's involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933. If this third party was acting as an expert, you should delete your reference to them or name the independent appraiser and file a consent as required under the Securities Act of 1933.

56. Please disclose who the accounting acquirer was in the December 31, 2007 sales and purchase agreement with certain existing shareholders of Yanyu. Tell us what accounting literature you referenced to support your conclusion. Also, tell us what accounting literature you referenced to support retroactive inclusion of Yanyu in your financial statements for periods prior to the December 31, 2007 acquisition date.

57. It is not clear why you have reflected the 50,000 (pre stock-split) shares of common stock issued to the Yanyu original shareholders as outstanding in your EPS calculations and statement of shareholders' equity prior to December 31, 2007. It appears that the number of shares of common stock outstanding should be 50,000 (pre stock-split) until the acquisition of Yanyu on December 31, 2007 and then 100,000 (pre stock-split) afterwards. Please advise or revise.

58. We have the following additional comments regarding your accounting for the reorganization:

- Please provide us with the entries that were recorded in the financial statements in order to reorganize Tranhold and Yanyu from being your subsidiaries to being VIEs;
- Tell us if the equity of both VIEs was eliminated in its entirety and reclassified as minority interest beginning on November 28, 2008;
- Tell us if you recorded an adjustment to recognize the loss of 10% profit, as Yanyu and Tranhold will pay 90% of their profits to TTB pursuant to the Exclusive Technical and Consulting Service Agreement, and explain your basis; and
- Clarify if TTB is entitled to 90% of Yanyu's profit or just 90% of profit that Yanyu's private shareholders receive. If TTB is entitled to only 90% of profit that Yanyu's private shareholders receive, please revise your disclosures throughout the filing accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-8

General

59. Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the operating expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item such as operating expenses.

Earnings Per Share, page F-13

60. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Recently Issued Accounting Pronouncements, page F-13

61. You disclose here that you believe the adoption of SFAS 157 will not materially impact your financial statements. Further, you disclose on page 45 that you are

currently evaluating the impact that the adoption of SFAS 157 will have on your consolidated financial position, results of operations or cash flows. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As such, you were required to adopt SFAS 157 in the first quarter of fiscal 2008. Please note that FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities only, while the remainder of SFAS 157 is still effective for fiscal years beginning after November 15, 2007. It is unclear from your disclosures whether you have any financial assets and/or liabilities that you measured at fair value as of December 31, 2008 in accordance with SFAS 157. If you do have any financial assets and/or liabilities that you measured at fair value as of December 31, 2008, please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157. Please revise or advise.

Note 10 – Commitments and Contingencies, page F-19

Operating Leases, page F-19

62. Paragraph 16(b)(i) of SFAS 13 requires disclosure of the future minimum lease payments required as of the date of the latest balance sheet presented for each of the five succeeding fiscal years. You have disclosed this information for each of the three succeeding fiscal years. Please revise or advise. In addition, please disclose the aggregate amount of your future minimum lease payments as of December 31, 2008.

63. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 11 – Certain Significant Risks and Uncertainties, page F-19

64. Five major customers represented approximately 38.9% and 47.3% of your sales for the years ended December 31, 2008 and 2007. It is unclear if any individual customer represented ten percent or more of your revenues in either period. If so, please disclose for each customer who represents ten percent or more of your revenues, the total amount of revenues from each such customer. See paragraph 39 of SFAS 131.

Note 15 – Segment and Geographic Information, page F-21

65. As required by paragraph 26(a) of SFAS 131, please disclose what your operating segments are and whether operating segments have been aggregated in accordance with paragraph 17 of SFAS 131.

66. Please revise here and elsewhere in the filing the income before income taxes title, since the related amounts actually refer to income before income taxes and minority interest.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 10.10

67. We note the apparent discrepancy between (i) the recital on page 3 of the "Management Fee Payment Agreement," which reads "Whereas, Party A is the current legal shareholder of Party C and holds 100% interest in Party C" and (ii) your discussion of this agreement on page 28 of the registration statement, which represents that at least one shareholder of Yanyu did not enter into the Management Fee Payment Agreement. Please advise us accordingly.

Exhibit 23.4

68. Please have your counsel Beijing Kang Da Law Firm revise its consent to extend to the use of its name under the captions "Risk Factors" and "Regulation." See Rule 436(a) of Regulation C.

Item 17. Undertakings, page II-3

69. Please provide the undertaking required by Item 512(f) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Bradley A. Haneberg, Esq.
        Kaufman & Canoles, P.C.
        Three James Center
        1051 East Cary Street, 12th Floor
        Richmond, VA 23219